Exhibit 99.1

ProQR Therapeutics N.V. Press Release September 19, 2017

FINAL – FOR RELEASE

ProQR Receives Orphan Drug Designation from FDA for Drug Candidate QR-313 for Dystrophic Epidermolysis Bullosa and will Present Data at two Scientific Conferences

Key Updates

•	ProQR’s drug candidate QR-313 for dystrophic epidermolysis bullosa (DEB) receives orphan drug designation from the FDA, representing the fifth program in the Company’s pipeline to receive ODD in the U.S.

•	The Company will be presenting pre-clinical data for QR-313 at two European scientific conferences in Salzburg, Austria – EB2017 Research Conference and ESDR Meeting.

•	DEB is a severe genetic skin disease with no disease modifying treatments currently available.

•	QR-313 targets the most common mutations within DEB, which are mutations in exon 73 of the COL7A1 gene and is designed for topical administration.

•	A first-in-human clinical trial of QR-313 will be initiated in 2018. Clinical data from the program will also be available in 2018.

LEIDEN, the Netherlands, September 19, 2017—ProQR Therapeutics N.V. (Nasdaq:PRQR) today announced that investigational drug QR-313 for dystrophic epidermolysis bullosa (DEB) has received orphan drug designation (ODD) from the U.S. Food and Drug Administration (FDA). QR-313 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause in dystrophic epidermolysis bullosa (DEB) due to mutations in exon 73 of the COL7A1 gene. DEB is a rare genetic disease that can lead to severe blistering of the skin resulting in high treatment burden and poor quality of life for patients.

“We are pleased to have ODD designation in the U.S. for our QR-313 program targeting dystrophic epidermolysis bullosa,” said David M. Rodman, MD, Chief Development Strategy Officer of ProQR, “It highlights the unmet need in this devastating disease, for which we aim to make a meaningful difference. Our goal for this disease is to develop a pipeline of programs that can treat DEB mutations in a targeted manner and to actively advance the pipeline through development.”

Poster Presentations at Upcoming Scientific Conferences

The Company will present two posters (# 50 and 51) during the EB2017—5th World Conference of Epidermolysis Bullosa Research Conference from September 24-26, 2017 in Salzburg, Austria.

The same posters (# 181 and 194) will also be presented at the 47th Annual European Society for Dermatological Research (ESDR) Meeting on September 29, 2017 in Salzburg, Austria. Poster #181 is selected for a presentation (walk title: Genetics and Cell Based Therapy 2: Epidermolysis bullosa) on September 29 at 14.35-15.30 CET.

The posters are titled:

•	Local delivery of an antisense oligonucleotide for recessive dystrophic epidermolysis bullosa.

•	In vitro evaluation of QR-313; an antisense oligonucleotide designed to skip exon 73 from the COL7A1 mRNA.

About Orphan Drug Designation (ODD)

Orphan drugs are intended for the treatment, diagnosis or prevention of serious diseases that affect fewer than 200,000 people in the U.S., or that affect more than 200,000 persons but are not expected to recover the costs of developing and marketing a treatment drug. FDA evaluates scientific and clinical data submissions from sponsors to identify and designate products as promising for rare diseases and to further advance scientific development of such promising medical products. FDA provides incentives for sponsors to develop products for rare diseases, including development program tax benefits and a waiver of the NDA application user fee, as well as market exclusivity for up to seven years in the U.S.

About QR-313

QR-313 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of dystrophic epidermolysis bullosa (DEB) due to mutations in exon 73 of the COL7A1 gene. Mutations in this exon can cause loss of functional collagen type VII (C7) protein. Absence of C7 results in the loss of anchoring fibrils that normally link the dermal and epidermal layers of the skin together. QR-313 is designed to exclude exon 73 from the mRNA (exon skipping) and produce a functional C7 protein, thereby restoring functionality of the anchoring fibrils.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as cystic fibrosis, Leber’s congenital amaurosis 10 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. *Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-313 and the clinical development and the therapeutic potential thereof, and statements regarding our pipeline of programs targeting DEB. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including that we may not realize the intended benefits afforded by orphan drug designation for our QR-313 program targeting DEB, positive results observed in our prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Media Contact:

Sariette Witte

T: +31 6 2970 4513 (NL)

T: + 1 213 261 8891 (US)

pr@proqr.com

Investor Contact:

Bonnie Ortega

T: +1 858 245 3983

ir@proqr.com

2